SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Cazoo Group Ltd.
(Name of Issuer)

Class A Ordinary Shares, par value $0.002 per share
(Title of Class of Securities)

G2007L204
(CUSIP Number)

Amanda Hector
D1 Capital Partners L.P.
9 West 57th Street, 36th Floor
New York, NY 10019

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON D1 Capital Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,141,326 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,141,326 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,141,326 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
14	TYPE OF REPORTING PERSON PN, IA

* The holdings of the Reporting Persons have not changed since the filing of the Schedule 13D/A on January 31, 2023 with the SEC. However, the Reporting Persons’ holdings have been adjusted to reflect the 1-for-20 reverse stock split of the Class A Ordinary Shares of the Issuer effective on February 8, 2023.

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Daniel Sundheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,141,326 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,141,326 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,141,326 Class A Ordinary Shares (including 300,000 Class A Ordinary Shares issuable upon conversion of convertible notes)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
14	TYPE OF REPORTING PERSON IN, HC

* The holdings of the Reporting Persons have not changed since the filing of the Schedule 13D/A on January 31, 2023 with the SEC. However, the Reporting Persons’ holdings have been adjusted to reflect the 1-for-20 reverse stock split of the Class A Ordinary Shares of the Issuer effective on February 8, 2023.

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 5 to the Schedule 13D (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On May 12, 2023, Viking Global Investors LP and certain other Parties to the Cooperation Agreement (previously filed as Exhibit G to the Reporting Persons’ Schedule 13D/A filed on April 27, 2023) submitted to the board of directors of the Issuer, for discussion purposes, an indicative proposal outlining a potential restructuring of the Notes and certain other potential changes to the Issuer’s capital structure (the “Indicative Proposal”)  as disclosed in the Schedule 13D/A filed by Viking Global Investors LP with the SEC on May 16, 2023. The Indicative Proposal contemplates that the Issuer’s outstanding $630 million principal amount of Notes would be exchanged for a combination of newly issued Ordinary Shares and newly issued senior secured notes with a lesser principal amount than the Notes so exchanged, thereby reducing the Issuer’s outstanding indebtedness and resulting in the holders of the Notes holding a substantial percentage of the Ordinary Shares outstanding following the exchange.  The Indicative Proposal also contemplates (i) that the Issuer would issue new warrants to the Issuer’s existing shareholders, providing the existing shareholders with the right to acquire Ordinary Shares upon the Issuer meeting certain future equity valuation targets, and (ii) establishment of a new management incentive program to promote the retention and performance of key Issuer personnel. The material terms of the Indicative Proposal were reviewed by all Parties to the Cooperation Agreement (including D1 Master) prior to its submission. Under the Cooperation Agreement, each of the Parties has agreed that it shall not support, either directly or indirectly, consent to, or otherwise vote in favor of, any restructuring transaction that is not supported by the Parties holding a majority of the Notes held by all Parties. The Indicative Proposal remains subject to ongoing due diligence by the Parties and necessary approvals and may be revised or rescinded at any time depending on a variety of factors, including the nature and substance of any future discussions or negotiations between the Parties and their advisors and the Issuer and its advisors.  There can be no assurance that the Indicative Proposal will be adopted in whole or in part by the Issuer and the Parties, or that discussions or negotiations with the Issuer relating to the Indicative Proposal, or similar proposals or counterproposals, will occur or will result in a restructuring of the Notes or any other changes to the Issuer’s capital structure. If discussions or negotiations are so commenced, they may result in outcomes that differ materially from those contemplated by the Indicative Proposal.  The Indicative Proposal does not represent an offer to purchase or sell any securities. The Reporting Persons are not seeking or soliciting the consent of any other person with respect to, nor are they making any recommendation to any other person regarding the merits of, the Indicative Proposal.

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

Item 4 of this Amendment No.5 is incorporated herein by reference.

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 16, 2023

D1 Capital Partners L.P.

By: /s/ Amanda Hector
Name: Amanda Hector
Title: General Counsel and Chief Compliance Officer

/s/ Daniel Sundheim
DANIEL SUNDHEIM